Exhibit 99.1

Pure Play Eagle Ford Growth March 2017

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information This presentation contains summary information about Sundance and its activities current as at 8 March 2017 ("Information"). The Information in this presentation is subject to change without notice and does not purport to be complete or comprehensive. It does not purport to summarise all information that an investor should consider when making an investment decision. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Sundance reserves the right to vary the timetable included in this presentation. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, "forecast", “will”, “should”, "could", “seek” and other similar words or expressions. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and change without notice, as are statements about market and industry trend, which are based on interpretations of current market conditions. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, investors should not place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates, advisors or other persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, Sundance and its directors, officers, employees, advisers, agents and intermediaries disclaim any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. The Information has been obtained from or based on sources believed by Sundance to be reliable. To the maximum extent permitted by law, Sundance, its officers, employees, agents and advisors do not make any representation or warranty (express or implied) as to the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents, advisors and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Not an offer This presentation is for general information purposes and does not constitute an offer, invitation, solicitation or recommendation in relation to the subscription, purchase or sale of securities in any jurisdiction.

Executive summary

Company Overview

Ticker	SEA (ASX Listed)
	SNDE (NASDAQ)
Share count (ASX)	1,249 million
ADR Conversion (Nasdaq)	100:1
Market capitalization	US$132 million[(1)]
Enterprise value	US$307 million[(1)]
Proved reserves	33.8 mmboe[(2)]
Pre-tax 1P PV-10	US$340 million[(2)]



(3)
South Texas
Eagle Ford
Net acres: ~42,700
1P reserves: 32.2 mmboe(2)
% operated: 90%
% WI: 80.8%
Counties: McMullen, Dimmit, Atascosa, and Live Oak

Superior Performance through Commodity Cycles

Note: Based on Company filings and press releases.

(1) Market cap and enterprise value shown as at 8 March 2017, based on 31 December 2016 debt of $192mm and cash of $17.5mm

(2) Reserve report based on Ryder Scott valuation (dated as of 1 January 2017) using NYMEX strip prices as at 31 December 2016, includes proved reserves to be divested in Oklahoma of 1.6 mmboe and $14.5 million 1P PV-10

(3) Company signed PSA 1 March 2017 to divest Oklahoma asset with expected close in May 2017

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Executive summary

Key investment highlights

High quality, producing Eagle Ford asset base	▪ Premier position encompassing ~42,700 net acres in the Eagle Ford ▪ Substantial development inventory with ~419 gross total undrilled Eagle Ford locations ▪ 2016 year end proved reserves increased 8 mmboe to 34 mmboe with a 1.43 recycle ratio[(4)] ▪ Top tier 180 day IPs in McMullen County Eagle Ford play
Growing production, cash flows and reserves	▪ 15 wells planned in 2017 estimated to increase production by >20% and cash flow >50% yr/yr ▪ Proved reserves include 74 out of ~360 gross Eagle Ford locations ▪ Upper Lower Eagle Ford test to add 60 additional McMullen locations and 9.1 mmboe of 1P reserves ▪ Refrac program generating 45% EUR uplift at 24% IRR and potential inventory of 35 locations
Low cost structure	▪ 2016 total cash costs[(1)] of $17.59/boe ▪ 2016 cash operating costs of $11.96/boe and PDP F&D costs of $12.31 per boe
Balance Sheet	▪ $39.3 million pro forma cash at 31 December 2016 [(5)] ▪ $67 million reserve based credit facility reaffirmed January 2017 ▪ $174.5 million in net debt at 31 December 2016 (~2.1X est. 2017 EBITDA[(3)]) ▪ Oklahoma asset sale announced with proceeds to be retained for cash liquidity

(1) Total cash costs consist of LOE + Prod Tax + cash G&A + Interest
(2) Includes facilities
(3) Based on mid-point of company guidance
(4) Recycle ratio, a measure of capital efficiency, is defined as the unhedged cash margin per boe divided by PDP finding and development costs
(5) Cash at 31 December 2016 of $17.5mm, plus income tax refund of $4.8mm and estimated net sales proceeds on Oklahoma assets of $17mm

SUNDANCE energy

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EOG EOG EOG Protege Chesapeake Murphy Anadarko SM-Energy Pioneer Pioneer Pioneer Conoco Conoco Cabot Chesapeake Chesapeake Repsol Repsol Marathon BHP BHP Chesapeake Marathon N Murphy Swift 50 miles Oil Window GOR < 750 Volatile Oil & Condensate Window Dry Gas Window Carrizo PVR Sundance acreage Lewis Lewis SN EP Conoco BHP Sundance holds a ~42,700 net acre position in South Texas targeting the Eagle Ford 1P reserves of 32.2 mmboe(1) 1P PV-10 of ~$325 mm(1,2) PDP PV-10 of ~$199 mm(1) Approximately 419 gross undrilled Eagle Ford locations(3) Dimmit Position Targeting: Eagle Ford Net acres: ~19,000 Gross operated wells completed: 12 PDP PV-10: ~$25.7 million(4) 1P PV-10: ~$34.2 million(4) McMullen/Live Oak/Atascosa Position Targeting: Eagle Ford Net acres: ~23,700 Gross operated wells completed: 87 PDP PV-10: ~$173.1 million(4) 1P PV-10: ~$291.2 million(4) Reserve report based on Ryder Scott valuation (dated as of 1 January 2017) using NYMEX strip at 31 December 2016 Includes facilities costs of $2.9mm and $700m of non-op interests in Maverick county Based on internal Company estimates (as of January 2017) Excludes unallocated facility and other infrastructure costs totaling $9.7mm Core position in the western Eagle Ford Eagle Ford

Eagle Ford Inventory Analysis Remaining Drilling Locations(1) Note: Additional details provided for LLEF, ULEF, Refracs, and Dimmit on slides 8, 9, 11, and 14 respectively Based on internal Company estimates as at 7 March 2017 ULEF: Upper-Lower Eagle Ford LLEF: Lower-Lower Eagle Ford LLEF ULEF Refracs Dimmit Gross locations 96 61 35 262% 1P 67% 11% 0% 6% PV10 per location 1/1/2017 Strip 3,732,000 2,113,000 902,000 2,170,000 $40 flat 1,391,000 327,000 382,000 152,000 $50 flat 2,733,000 1,348,000 717,000 1,389,000 $60 flat 4,074,000 2,370,000 1,051,000 2,626,000 IRR per location 1/1/2017 Strip 58% 38% 39% 30% $40 flat 24% 14% 20% 12% $50 flat 41% 26% 32% 22% $60 flat 62% 41% 46% 33% PV10 Breakeven (WTI) 29.23 36.39 27.96 38.25 McMullen

87 EGFD PDP wells 13 wells planned for 2017 Track record of improving recoveries Inventory expansion through Upper Lower Eagle Ford (“ULEF”) and refracs 61 ULEF locations with 4 being tested in 2017 35 refrac locations based on initial results McMullen, Atascosa and Live Oak Counties Asset Overview Premier Western Eagle Ford Position Active Eagle Ford Operators N 5 miles Edwards Reef Trend McMullen Atascosa Live Oak Volatile Oil Window Chesapeake Conoco EOG Marathon Murphy BHP Pioneer Sundance Energy Statoil Swift EGFD Operators Carrizo Sanchez SEA JV acreage SEA acreage SEA Non-Op acreage Carrizo acquisition acreage Recent M&A Activity Buyer: Carrizo Seller: Sanchez Purchase price: $181mm Acres: 15,000 Production: ~3000 boe/d Prod/Adj $/Acre: $7,067 0 20000 40000 60000 80000 100000 120000 140000 0 200 400 600 800 1000 1200 1400 1600 Cumulative Oil (BO) Producing Days Cum Oil By First Production Year 2012 (2 Wells) 2013 (19 Wells) 2014 (38 Wells) 2015 (11 Wells) 2016 (6) Wells

Lower Lower Eagle Ford(1) Type Curve Performance Based on internal Company estimates as at 7 March 2017 Locations (gross) 96 Average lateral length 6,280 Oil EUR 323,725 Wet Gas EUR 1,497,600 IP30 (oil) 434 IP30 (wet gas) 2,010 NGL Yield (bbls/mmcf) 91 EUR bo/foot 52 EUR boe/foot 88.26 Gas shrink 38% Oil diff to WTI (0.75) Gas transportation (1.10) NGL % WTI 30% Cap ex 5,000,000 Fixed LOE (>50 bopd) 5,200 Fixed LOE (<50 bopd) 3,200 Variable LOE/net boe 0.64 Taxes 6.50% Reserves Pricing Expenses Inventory

Upper Lower Eagle Ford(1) Based on internal Company estimates as at 7 March 2017 See map on Slide 7 for operator list and legend UEGFD – upper lower Eagle Ford (ULEF) and LEGFD – lower upper Eagle Ford (LLEF) Lower Eagle Ford spacing BUDA LEGFD UEGFD ASTN 40’ Type Log (3) N 2.5 miles McMullen Live Oak Proven tighter spacing test Proven tighter spacing test Volatile Oil Window Lower Eagle Ford Spacing Tests Libersat EFS 1H Libersat EFS 2H Libersat EFS 3UH ~6000’ 275’ 275’ 1H 2H 550’ ~40’ 275’ 3UH Locations (gross) 61 Average lateral length 5,911 Oil EUR 220,533 Wet Gas EUR 1,027,414 IP30 (oil) 295 IP30 (wet gas) 1,379 NGL Yield (bbls/mmcf) 93 EUR bo/foot 37 EUR boe/foot 66 Gas shrink 33% Oil diff to WTI (0.75) Gas transportation (1.10) NGL % WTI 30% Cap ex 4,500,000 Fixed LOE (>50 bopd) 5,200 Fixed LOE (<50 bopd) 3,200 Variable LOE/net boe 0.60 Taxes 6.50% Inventory Reserves Pricing Expenses

McMullen 2016 Re-Frac Program Results Entered into a strategic alliance with Schlumberger to refrac 5 EGFD wells in McMullen in Q3 2016 Initial results are very positive with refrac performance exceeding the base forecast Decrease on GOR indicates the refracs have stimulated and contacted new reservoir rock and will add incremental reserves rather than base reserve acceleration. Average EUR increase = 62 MBO , 45% incremental over base EUR (pre-frac). Average IP30 increase = 67 bod, +100% uplift in oil rate.

Refracs(1) McMullen/Atascosa/Live Oak (McMullen Area) Based on internal Company estimates as at 7 March 2017 Type Curve Inventory Locations (gross) 35 Average lateral length 6,500 Reserves Oil EUR 77,967 Wet Gas EUR 107,279 IP30 (oil) 163 IP30 (wet gas) 179 NGL Yield (bbls/mmcf) 76 EUR bo/foot 12 EUR boe/foot 15 Gas shrink 54% Pricing Oil diff to WTI (0.75) Gas transportation (1.10) NGL % WTI 30% Expenses Cap ex 1,500,000 Fixed LOE (>50 bopd) - Fixed LOE (<50 bopd) - Variable LOE/net boe 1.66 Taxes 6.50%

Substantial recoverable oil-in-place Program targeting two distinct targets in the Lower Eagle Ford Upper-Lower Eagle Ford: ULEF Lower-Lower Eagle Ford: LLEF 230 net locations remaining on 330’ inter-well spacing in chevron pattern. 112 net locations in ULEF 118 net locations in LLEF 8,000 ft average lateral length Dimmit County Asset Overview Upside in Large Contiguous Position Active Eagle Ford Operators N 10 miles Edwards Reef Trend Dimmit LaSalle Volatile Oil Window Sanchez acquired acreage SEA acreage Protégé acquired acreage Web EGFD Operators Sanchez Chesapeake Murphy Protégé/Newfield SM Energy Statoil Sundance Lewis Anadarko Recent M&A Activity Buyer: Sanchez Seller: Anadarko Purchase price: $2.3B Acres: 155,000 Production: ~66,833 boe/d Prod/Adj $/Acre: $4,059 Recent M&A Activity Buyer: Undisclosed Seller: Newfield Purchase price: $340mm Acres: 35,000 Production: ~7800 boe/d Prod/Adj $/Acre: $4,143

Asset Overview & Optimization Plan Lower EGFD Upper EGFD BUDA Chevron Pattern 2016 2 miles N Upper-Lower Eagle Ford LEGEND Lower-Lower Eagle Ford Sundance Acreage 2015 Wells 2016 Pre-SEA 2014 2014 Pre-SEA Well Cost Individual Well IRR at Strip Base (8000' lateral) 5,945,000 21% Rig mobilization/demobilization (120,000) 22% Company vs outsourced supervision (160,000) 24% Centralized facilities/pad construction (295,000) 28% Purchase dumb iron (170,000) 30% Pad development cost/well 5,200,000 30%

Dimmit Economics(1) Based on internal Company estimates as at 7 March 2017 Performance normalized to 7,000 ft lateral Type curve lateral length represents the average lateral length of remaining locations SEA & Offset Operators Type Curve 0 50 100 150 200 250 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 Cumulative Oil Production (MBbl) Months on Production Type Curve Cumulative Oil Production (2) Locations (gross) 262 Average lateral length 8,000 Oil EUR 251,222 Wet Gas EUR 1,256,109 IP30 (oil) 298 IP30 (wet gas) 1,491 NGL Yield (bbls/mmcf) 101 EUR bo/foot 31 EUR boe/foot 58 Gas shrink 37% Oil diff to WTI (0.75) Gas transportation (0.70) NGL % WTI 35% Cap ex 5,200,000 Fixed LOE (>50 bopd) 5,200 Fixed LOE (<50 bopd) 3,200 Variable LOE/net boe 0.58 Taxes 6.50% Inventory Reserves Pricing Expenses

Production, Capital Expenditures & Development Plan 2016 amounts are unaudited. 2017 estimates are based on Company forecast as at 2 March 2017 Production (boed) (1) Oil, Gas and NGL Price Differentials(1) Capital Expenditures ($MM) (1) Development Plan (Gross Wells) (1) 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% (4.00) (3.50) (3.00) (2.50) (2.00) (1.50) (1.00) (0.50) - FY2015A FY2016A FY2017E NGL Price as a % of WTI Oil & Gas Differential ($) Oil (vs WTI) Gas (vs HH) NGLs (%WTI) 7.0 6.0 1.0 - 2.0 10.0 3.0 - 1.0 6.0 6.0 2.0 - 2.0 4.0 6.0 8.0 10.0 12.0 Q1 2017E Q2 2017E Q3 2017E Q4 2017E SPUD Completions IP 41.9 21.4 81.0 14.2 2.4 7.0 - 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0 FY 2016A Q1 2017E FY 2017E Development Facilities, Pumps, Infrastructure 6,468 7,700 800 - 2,000 4,000 6,000 8,000 10,000 FY 2016A FY 2017E Base Upside

Drilling 3 rigs operating in Q1 6 wells SPUD with 2017 drilling plan expected to be completed by May 2017 Completions Schlumberger contract for 14 well completion program Frac crew mobilization date scheduled for 1 April 2017 Initial production Woodward EFS 1HB flow test(2) in February 2017 at 334 bopd and 3.4 mmcfpd of wet gas 13 gross wells scheduled for IP April through the remainder of the year 2017 Operations Status As of 8 March 2017 Full 24 hour flow test on Woodward EFS 1HB - 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 Spud Completions IP QTD Operations (1) vs Q1 Guidance Guidance Actual

Debt & Hedges Net Debt 31 December 2016 cash of $17.5mm (unaudited) plus estimated net sales proceeds of Oklahoma asset sale ($17mm) and income tax refund received in Q1 ($4.8mm) As of 8 March 2017 Oil Hedges (2) $ millions Revolver debt 67.0 Term debt 125.0 Total Long Term Debt $ 192.0 Pro Forma Cash(1) $ 39.3 Pro Forma Net Debt $ 152.7 $40 $45 $50 $55 $60 $65 - 200,000 400,000 600,000 800,000 2017 2018 2019 Bbls hedged Ave Ceiling Ave Floor Price

Accretive drilling inventory with ~419 remaining Eagle Ford locations with PV-10 breakeven of $27.64-$38.25 Projected year over year production growth of 25% Trading at 3.7x the midpoint of our estimated 2017 EBITDA of $80 - $85 million Solid financial position with $39.3 million pro forma cash at year end 2016 Summary

Executive summary Management team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 30 years experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, financial analysis and management reporting with various public and private companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Chief Operating Officer Grace was appointed Chief Operating Officer in August 2015 and VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 20 years of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. Trina Medina, Vice President, Reservoir Engineering Trina was appointed VP of Reservoir Engineering in September 2015. Trina has over 20 years of broad reservoir engineering experience focused across conventional, unconventional and secondary recovery evaluation and development projects, including corporate reserves with companies such as Newfield, Stone Energy Corp, PDVSA (PDVSA E&P). Trina is a member of SPE and SPEE and reviewer for SPE.

Appendix

Reserve Summary NYMEX Strip (varying) Pricing Oil NGLs Gas ($/bbl) ($/bbl) ($/mcf) 2017 55.67 19.00 3.87 2018 54.31 19.05 3.24 2019 53.84 18.19 2.86 2020 53.80 16.93 2.65 2021 53.95 17.18 2.72 2022 54.26 17.16 2.72 2023 54.96 17.18 2.78 2024 55.32 17.15 2.94 2025 55.77 17.71 3.11 2026 55.85 17.83 2.89 2027+ 55.85 17.83 2.90 Year

Hedge Summary As of 8 March 2017 HEDGE CONTRACTS (1) PRICING OIL Boe Bbl Per Day Floor Ceiling 2017 758,000 2,477 Bbls of oil hedged for 2017 49.07 58.88 2018 492,000 1,348 Bbls of oil hedged for 2018 49.25 59.12 2019 300,000 822 Bbls of oil hedged for 2019 52.15 54.31 1,550,000 $ 49.73 $ 58.07 GAS Boe Mcf Per Day Floor Ceiling 2017 1,245,000 755 Boe of gas hedged for 2017 2.86 3.20 2018 1,290,000 589 Boe of gas hedged for 2018 2.95 3.36 2019 720,000 329 Boe of gas hedged for 2019 2.95 3.78 3,255,000 $ 2.92 $ 3.39